Room 4561
								August 5, 2005

John V. Moran
Chief Executive Officer
GSE Systems, Inc.
9189 Red Branch Road
Columbia, MD  21045

	Re:    	GSE Systems, Inc.
		Registration Statement on Form S-3
		Filed July 8, 2005
		File No. 333-126472
		Form 10-K for the year ended December 31, 2004
		File No. 1-14785

Dear Mr. Moran:

      We have limited our review of the above-referenced Form S-3 registration statement to form eligibility, identification of underwriters and cover page disclosure and to the controls and procedures in the above-cited Form 10-K. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. While a spin-off transaction may be registered using Form S-3, it
appears that you do not meet the transactional requirements of General Instruction I.B.1 of Form S-3 as GSE Systems, Inc. has an aggregate market value of less than $75 million. Please see telephone interpretation G.26 relating to Form S-3. We suggest therefore that you amend this filing on an appropriate form such as
Form S-2 or S-1.
2. In view of the role of General Physics Corp and GP Strategies in
the spin-off transaction in which GSE Systems shares will
ultimately
be distributed to the shareholders of GP Strategies, please
provide
us with your analysis of why General Physics Corp and GP
Strategies
should not be named as underwriters, as defined in Section
2(a)(11)
of the Securities Act.
Outside Front Cover Page
2. Please revise so that the outside cover page of the document provided to investors conforms to the requirements of Item 501 of Regulation S-K. Putting the information required by Item 501 on the second page of your document is not appropriate.  Note that Item
501
of Regulation S-K limits the presentation of information required on the cover page to a single page. It appears the key information concerning your proposed transaction can be presented on a single page.

Form 10-K for the year ended December 31, 2004
Disclosure Controls and Procedure
3. Given the conclusion of your principal executive and financial officers that your disclosure controls and procedures were not effective as of December 31, 2004, amend your disclosure to identify the period for which the material weakness existed.
4. We note your statement that the company "is revising its controls around derivative transactions to ensure that these transactions will be captured and accounted for in a timely manner. Revise to discuss in greater detail the specific steps that the company has taken, if any, or plans to take to remediate the material weakness.
Identify
the costs associated with the remedial measures, if material, and disclose whether the company believes that the material weakness still existed at December 31, 2004.
5. Your disclosure states that there were "no other significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date of the . . . evaluation." This language does note conform to the requirements of
Item 308(c) of Regulation S-K, which requires disclosure of any change in the registrant`s internal control over financial reporting that occurred during the registrant`s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting.
Please
revise accordingly.

      As appropriate, please amend your 10-K filing within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 		should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 551-3457 or, in her absence, the undersigned at (202) 551-
3462.
If you still require further assistance, you may contact Barbara
C.
Jacobs, Assistant Director, at (202)-551-3730.

								Sincerely,



      			Mark P. Shuman
      			Branch Chief - Legal


cc:  	Via facsimile:  212-692-1000
	Robert J. Hasday, Esq.
      Duane Morris LLP

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John V. Moran
GSE Systems, Inc.
August 5, 2005
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